Exhibit 99.44

Ontario Corporation Number For Ministry Use Only A rusage excfusif du ministere Denomination sociale actuelle de Ia societe (ecrire en LETTRES MAJUSCULES SEULEMENT) : Act societes par ©Queen's Printer for Ontario,2011/© Imprimeurde Ia Reine pouri'Ontario, 2011 07119 (2011/05) Page 1 of/de 2 Fonn3 Business Corporations Fonnule3 Loisurles actions ARTICLES OF AMENDMENT STATUTS DE MODIFICATION 1. The name of the corporation is:(Set out in BLOCK CAPITAL LETTERS) 2. The name of the corporation is changed to (if applicable ):{Set out in BLOCK CAPITAL LETTERS) Nouvelle denomination sociale de Ia societe (s'ily a lieu) (ecrire en LETTRES MAJUSCULES SEULEMENT) : 3. Date of incorporation/amalgamation: Date de Ia constitution ou de Ia fusion : 2008/02/13 (Year, Month, Day) (annee,mois,jour) 4. Complete only if there is a change in the number of directors or the minimum I maximum number of directors. II faut remplir cette partie seulement sile nombre d'administrateurs ou sile nombre minimalou maximal d'administrateurs a change. Number of directors is/are: minimum and maximum number of directors is/are: Nombre d'administrateurs :nombres minimum et maximum d'administrateurs : Number minimum and maximum Nombre minimum et maximum or ou 5. The articles of the corporation are amended as follows: Les statuts de Ia societe sont modifies de Ia fa«;on suivante : See attached page 1A. l I ! s p R 0 T T I N c I I Numero de Ia societe en Ontario 2163380 Exhibit 99.45

1A The Articles of the Corporation are amended as follows: 1. To consolidate the issued and outstanding common shares of the Corporation on a 10:1 basis, such that every ten (10) common shares of the Corporation shall be consolidated into one (1) common share of the Corporation. No fractional shares will be issued as a result of the share consolidation. Any 2. fractional down. shares resulting from the share consolidation will be rounded 111712156

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act. La modification a ete dOment autorisee conformement aux articles 168 et 170 (selon le cas) de Ia Loi sur Jes societes par actions. 7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on Les actionnaires au les administrateurs (selon le cas) de Ia societe ant approuve Ia resolution autorisant Ia modification le 202.n -os -oe (Year,Month, Day) (annee, mois, jour) These articles are signed in duplicate. Les presents statuts sont signes en double exemplaire. SPROTT INC. (Print name of corporation from Article 1 on page 1) (Veuillez ecrir le nom de Ia societe de !'article un a Ia page une). By/ Par : (Signature) ft.U..uv T"':;, lr\AV (Signature) t\Y.,-11\A 1 w:;;, • '""v 07119 (2011105) Page 2 of/de 2